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                     March 8, 2023

       Andrew Gordon
       Chief Executive Officer
       Coffee Holding Co., Inc.
       3475 Victory Boulevard
       Staten Island, New York 10314

                                                        Re: Coffee Holding Co.,
Inc.
                                                            Form 8-K Furnished
on January 25, 2023
                                                            File No. 001-32491

       Dear Andrew Gordon:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing